

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Todd E. Simpson
Chief Financial Officer
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, Washington 98021

Re: Seattle Genetics, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.2 - Third Amendment to Commercial Supply Agreement effective as of July 1, 2019 between Seattle Genetics, Inc. and SAFC, an operating division of Sigma-Aldrich, Inc.
Filed October 30, 2019
File No. 000-32405

Dear Mr. Simpson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance